Registration Statement No. 333-264388

Filed Pursuant to Rule 433

Dated March 06, 2025

NEW ISSUE: Bank of Montreal’s Step - Down Autocallable Barrier Notes with Step - Up Call Amount Linked to the Least Performing of Two Reference Assets These notes do not guarantee the return of your principal at maturity NOTE INFORMATION Bank of Montreal Issuer: $1,000 (and $1,000 increments thereafter) Minimum Investment: DATES March 07, 2025 Offering Period Closes: On or about March 07, 2025 Pricing Date: On or about March 12, 2025 Settlement Date: On or about March 07, 2028 Valuation Date: On or about March 10, 2028 Maturity Date: Approximately 3 Years Term: ARC 4685 Issue: REFERENCE ASSETS SPDR ® S&P ® Metals & Mining ETF (Bloomberg Ticker: XME) S&P 500 ® Equal Weight Index (Bloomberg symbol: SPW) TERMS 06376DEM2 CUSIP Beginning on September 08, 2025, if on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Call Level, the notes will be automatically redeemed. No further amounts will be owed to you under the notes. Automatic Redemption: Please see the following page for additional information about the terms included on this cover page, and how your investment ma y be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (se e h yperlink below). 1 SEC File No. 333 - 264388 | March 06, 2025 TERMS CONTINUED A Trigger Event will be deemed to occur if the Final Level of any Reference Asset is less than its Trigger Level on the Valuation Date. Trigger Event: With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date. Initial Level: With respect to each Reference Asset, 70.00% of its Initial Level. Trigger Level: With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date. Final Level: If the notes are automatically redeemed, then, on the corresponding Call Settlement Date, investors will receive their principal amount plus the applicable Call Amount. Payment Upon Automatic Redemption : INVESTMENT OBJECTIVE The objective of the notes is to provide clients the potential to earn a return equal to the applicable Call Amount if the notes are automatically redeemed, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective. This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, t he pricing supplement dated March 03, 2025, the Product Supplement dated July 22, 2022, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

Cross-Asset Solutions BMO

Observation Dates, Call Settlement Dates, Call Amounts and Call Levels:

Observation Dates	Call Amounts (per Note)	Potential Call Settlement Dates	Call Levels[2]
September 8, 2025	$57.250	September 11, 2025	100.00% of the Initial Level
December 8, 2025	$85.875	December 11, 2025	100.00% of the Initial Level
March 9, 2026	$114.500	March 12, 2026	100.00% of the Initial Level
June 8, 2026	$143.125	June 11, 2026	95.00% of the Initial Level
September 8, 2026	$171.750	September 11, 2026	95.00% of the Initial Level
December 7, 2026	$200.375	December 10, 2026	95.00% of the Initial Level
March 8, 2027	$229.000	March 11, 2027	95.00% of the Initial Level
June 7, 2027	$257.625	June 10, 2027	90.00% of the Initial Level
September 7, 2027	$286.250	September 10, 2027	90.00% of the Initial Level
December 7, 2027	$314.875	December 10, 2027	90.00% of the Initial Level
Valuation Date	$343.500	Maturity Date	90.00% of the Initial Level

Payment at Maturity (if held to the Maturity Date): If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the notes, unless a Trigger Event has occurred.

If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change of the Least Performing Reference Asset)]

This amount will be less than the principal amount of your notes, and may be zero.

Least Performing Reference Asset: The Reference Asset that has the lowest Percentage Change.

Percentage Change: The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula:

(Final Level – Initial Level) / Initial Level

Principal at Risk: *Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in "Additional Information" below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision.*

Secondary Market: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. **Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested.**

2

3 The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Call Amounts, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to any Reference Asset, and if the Final Level of any Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level. • You will not receive any coupons with respect to your notes. • Your notes are subject to automatic early redemption. If the notes are so redeemed, you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the potential Call Amount, regardless of any increase in the level of any Reference Asset. • Higher Call Amounts or a lower Trigger Level may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Owning the notes is not the same as owning shares of the Reference Assets or a security directly linked to the Reference Assets. • You will not have any shareholder rights and will have no right to receive any shares of the Reference Assets (or any company included in a Reference Asset) at maturity. • Changes that affect an Underlying Index will affect the market value of the notes, whether the notes will be automatically redeemed, and the amount you will receive at maturity. • We have no affiliation with any index sponsor of any Underlying Index and will not be responsible for any index sponsor's actions. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any shares of the Reference Assets at maturity. • You must rely on your own evaluation of the merits of an investment linked to the Reference Assets. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. • An investment in the notes is subject to risks associated with concentration in the metals and mining industry. Selected Risk Considerations:

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following examples illustrates the hypothetical payments on a note upon an automatic call or at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Trigger Level of 70.00 (70.00% of the hypothetical Initial Level), a hypothetical Call Level of 100.00 with respect to the fi rst through third Observation Date (100.00% of the hypothetical Initial Level), 95.00 with respect to the fourth through seventh Observation Date (95.00% of the hypothetical Initial Level) and 90.00 with respect to the eighth through eleventh Observation Date (90.00% of the Initial Level), hypothetical Call Amounts representing a return of approximately 11.45% per annum, a range of hypothetical closing levels and the effect on the payment of the notes. The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive will depend upon the levels of the Reference Assets on the Observation Dates and on the Valuation Date. These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes. The closing level of the Least Performing Reference Asset increases by 10.00% from the Initial Level to a closing level of 110.00 on the first Observation Date. Because the closing level of each Reference Asset on the first Observation Date is greater than its Call Level, the investor receives on the first Call Settlement Date a cash payment of $1,057.250, representing the principal amount plus the corresponding hypothetical Call Amount. After the notes are called, they will no longer remain outstanding and there will be no further payments on the notes. Example 1: The closing level of the Least Performing Reference Asset decreases by 10.00% from the Initial Level to a closing level of 90.00 on the first Observation Date, but the closing level of the Least Performing Reference Asset increases by 10.00% from the Initial Level to a closing level of 110.00 on the second Observation Date. Because the notes are not called on the first Observation Date and the closing level of each Reference Asset on the second Observation Date is greater than its Call Level, the investor receives on the second Call Settlement Date a cash payment of $1,085.875, representing principal amount plus the corresponding hypothetical Call Amount. After the notes are called, they will no longer remain outstanding and there will be no further payments on the notes. Example 2: The notes are not called on any of the Observation Dates prior to the final Observation Date, and the closing level of the Least Performing Reference Asset increases by 20.00% from the Initial Level to a closing level of 120.00 on the Valuation Date. Because the notes are not called on any of the preceding Observation Dates and the closing level of each Reference Asset on the Valuation Date is greater than its Call Level, the investor receives on the maturity date a cash payment of $1,343.500, representing the principal amount plus the corresponding hypothetical Call Amount. Example 3: The closing level of the Least Performing Reference Asset decreases by 20.00% from the Initial Level to its Final Level of 80.00 on the Valuation Date. The notes are not called on any Observation Date because the closing level of at least one Reference Asset is below its Call Level on each Observation Date (including the Valuation Date). Because the Final Level of the Least Performing Reference Asset is less than its Initial Level but is greater than its Trigger Level, the investor receives at maturity, a cash payment of $1,000 per note, despite the decline in the closing level of the Least Performing Reference Asset. Example 4: The closing level of the Least Performing Reference Asset decreases by 40.00% from the Initial Level to its Final Level of 60.00 on the Valuation Date, which is less than its Trigger Level. The notes are not called on any Observation Date because the closing level of at least one Reference Asset is below its Call Level on each Observation Date (including the Valuation Date). Because the Final Level of the Least Performing Reference Asset is less than its Initial Level as well as its Trigger Level, the investor receives at maturity, a cash payment of $600.00 per note, calculated as follows: Principal Amount + (Principal Amount × Percentage Change of the Least Performing Reference Asset) = $1,000 + ($1,000 x - 40.00%) = $1,000 - $400.00 = $600.00 Example 5:

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated March 03, 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated March 03, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925003719/o33252fwp.htm • Product Supplement dated July 22, 2022: https://www.sec.gov/Archives/edgar/data/927971/000121465922009102/r712220424b2.htm • Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5